UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Files Form 20-F Report for the Fiscal Year Ended 2021

São Paulo, May 2, 2022 – Azul S.A. “Azul” (B3:AZUL4, NYSE:AZUL) Azul S.A., “Azul”, (B3:AZUL4, NYSE:AZUL) announces today that it filed with the U.S. Securities and Exchange Commission (SEC) on April 29 its Form 20-F report for the fiscal year ended 2021

The report is available on SEC’s website, at www.sec.gov, and on Azul’s Investor Relations website, at www.voeazul.com.br/ir.

Shareholders and holders of Azul’s American depositary shares can obtain copies of Azul’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Azul’s Investor Relations Department.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to 150 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 240 non-stop routes. In 2020, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 02, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer